EXHIBIT 99.7

Disclosure of Transactions in Own Shares

Paris, June 21, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 14, 2018 to June 20, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)

14.06.2018	481,253	52.4303	25,232,239	XPAR
14.06.2018	138,415	52.3410	7,244,780	CHIX
14.06.2018	69,041	52.3231	3,612,439	TRQX
14.06.2018	187,132	52.5543	9,834,591	BATE
15.06.2018	643,344	52.5567	33,812,038	XPAR
15.06.2018	176,795	52.5597	9,292,292	CHIX
15.06.2018	86,069	52.5712	4,524,751	TRQX
15.06.2018	237,740	52.5401	12,490,883	BATE
18.06.2018	667,575	52.0686	34,759,696	XPAR
18.06.2018	177,603	52.0605	9,246,101	CHIX
18.06.2018	67,950	52.0861	3,539,250	TRQX
18.06.2018	85,378	52.0586	4,444,659	BATE
19.06.2018	698,575	51.7458	36,148,322	XPAR
19.06.2018	193,201	51.7374	9,995,717	CHIX
19.06.2018	77,315	51.7536	4,001,330	TRQX
19.06.2018	114,437	51.7544	5,922,618	BATE
20.06.2018	688,722	51.6698	35,586,128	XPAR
20.06.2018	200,419	51.7190	10,365,470	CHIX
20.06.2018	71,869	51.7318	3,717,913	TRQX
20.06.2018	111,281	51.6536	5,748,064	BATE

Total	5,174,114	52.0899	269,519,282

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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